May 7, 2018

Anthony Miller
President
Righting Fate Series, Inc.
1020 Piedmont Avenue NE
Suite 511
Atlanta, GA 30309

       Re: Righting Fate Series, Inc.
           Draft Offering Statement on Form 1-A
           Submitted May 1, 2018
           CIK No. 0001737569

Dear Mr. Miller:

        Our preliminary review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments. Specifically, you have not included a signed audit report of the independent accountant.

        You may submit a substantive amendment to your draft offering statement to correct the deficiencies.

      Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Andrew
Mew, Senior Assistant Chief Accountant, at (202) 551-3377 with any questions.



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